NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted] FINANCE

DC
PE
12-17-07

08023767

Received SEC

JAN 24 2008

Washington, DC 20549

January 24, 2008

Jonathan M. Gottsegen
Director
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2008

Re: The Home Depot, Inc.
Incoming letter dated December 17, 2007

Dear Mr. Gottsegen:

This is in response to your letters dated December 17, 2007 and January 4, 2008 concerning the shareholder proposal submitted to Home Depot by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 3, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

PROCESSED
E JAN 31 2008
THOMSON
FINANCIAL

2455 Paces Ferry Rd., • Atlanta, GA 30339

December 17, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The People for the Ethical Treatment of Animals (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibit A. A copy of this letter, including Exhibit A, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing it of the Company's intention to omit the Proposal from the 2008 Proxy Materials. The Company intends to commence distribution of its definitive 2008 Proxy Materials on or around April 11, 2008. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission.

The Proposal sets forth the following resolution:

"RESOLVED that shareholders encourage Home Depot to end its sale of glue traps because they are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife as well."

The Proposal requests that the Company end the sale of glue traps in the Company's stores. The Company intends to omit the Proposal on the following grounds:

A. ***Rule 14a-8(i)(7) – Relates to Ordinary Business Operations***

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Securities Exchange Act Release No. 34-40018 (May 21, 1998), the Securities and Exchange Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In seeking to dictate the types of products sold in Company stores, the Proposal implicates both of the above-described policy considerations. The Company is the world's largest home improvement retailer, selling tens of thousands of different products to a broad base of customers throughout the United States, Mexico, Canada and China. Decisions concerning product selection are inherently based on complex considerations outside the purview of shareholders. The ability to make such decisions is fundamental to management's ability to control the operations of the Company and, as such, is not appropriately delegated to shareholders.

The Staff has been asked on numerous occasions to consider proposals seeking the prohibition of specific items from sale. In each instance, the Staff has taken the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus may be excluded from the company's proxy materials pursuant to Rule 14a-8(i)(7). See, PetSmart, Inc., Apr. 14, 2006 (proposal that the company issue a report based on studies on pet bird relinquishment and to indicate whether the company intended to end the sale of all birds in its stores); Marriot International, Inc., Feb. 13, 2004 (proposal that the company issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shop and to cancel any contracts with vendors to provide such material); Wal-Mart Stores, Inc., Mar. 20, 2001 (proposal that the company discontinue the sale of tobacco and tobacco-related products by the end of the year); Albertson's, Inc., Mar. 23, 2001 (proposal that the company discontinue the sale of tobacco and tobacco-related products); Albertson's, Inc., Mar. 18, 1999 (proposal requests the board to take the steps necessary to assure that the company no longer sells, advertises, or promotes tobacco products); J.C. Penney Company, Inc., Mar. 2, 1998 (proposal requesting that the board adopt a policy to stop selling cigarettes unless management could demonstrate that certain of its subsidiaries were able to fully implement FDA regulations restricting youth access to tobacco); CVS Corporation, Mar. 2, 1998 (proposal that the board adopt a policy to stop selling cigarettes unless management can demonstrate that its stores are able to fully implement FDA regulations restricting youth access to tobacco); Walgreen Co., Sept. 29, 1997 (proposal that the company stop selling tobacco products); Rite Aid Corporation, Mar. 5, 1997 (proposal that the board adopt a policy to stop selling cigarettes unless

management can demonstrate that its stores are able to fully implement FDA regulations restricting youth access to tobacco); Wal-Mart Stores, Inc., Mar. 3, 1997 (proposal that the board adopt a policy to stop selling cigarettes by January 1, 1998 unless management can demonstrate that its stores are able to fully implement FDA regulations restricting youth access to tobacco); and J.C. Penney Company, Inc., Mar. 3, 1997 (proposal that the board adopt a policy to stop selling cigarettes unless management can demonstrate that its stores are able to fully implement FDA regulations restricting youth access to tobacco).

For the reasons discussed above, as the Proposal deals with issues and considerations that involve the Company's ordinary business and are thus not matters that should be subject to direct shareholder control, the Company seeks to omit the Proposal from its 2008 Proxy Materials in accordance with Rule 14a-8(i)(7).

B. Rule 14a-8(i)(5) – Relevance to Company Operations

Rule 14a-8(i)(5) permits the omission of a shareholder proposal if it is not significantly related to the business of a company. This Rule specifically permits the exclusion of proposals that relate to business matters that account for less than five percent of company assets as of the end of its most recent fiscal year and for less than five percent of its net earnings and gross sales.

For fiscal 2006, the Company's total assets were $52.3 billion, net earnings were $5.8 billion and gross sales were $90.8 billion. The Company is the world's largest home improvement retailer and glue traps are among thousands of products offered for sale. The Company's store base consists of over 2,000 stores; each store carries in excess of 30,000 products. Glue traps represent significantly less than five percent of Company assets, net earnings and gross sales and are not significantly related to the Company's core home improvement business. Consequently, the required quantitative thresholds provided by Rule 14a-8(i)(5) have not been satisfied and thus omission from the 2008 Proxy Materials is warranted. See, Merck & Co., Inc., Jan. 4, 2006; The Walt Disney Company, Nov. 29, 2002; American Stores Company, Mar. 24, 1999; and Tribune Company, Jan. 27, 1994.

Moreover, glue traps do not raise the type of economic, social, environmental or other broadly sensitive issue of the type that the Staff has found to be "significantly related" to a company's business as a whole. See, Halliburton Company, Feb. 26, 2001. We believe, therefore, that the proposal fits squarely within the intended scope of Rule 14a-8(i)(5). The Staff has concurred previously in the omission of such proposals. See, Lucent Technologies, Nov. 21, 2000, where the Staff concurred with the company that a proposal relating to the company forgiving and refunding certain lease payments to residential customers who have leased obsolete telephone equipment from the company for a minimum of five years could be excluded from the proxy materials on the basis that the amount of revenue, earnings, and assets attributable to the company's consumer leases of telephone equipment was less than five percent and the proposal was not otherwise significantly related to the company's business.

For those reasons, as the Proposal deals with a product that represents less than five percent of Company assets, net earnings and gross sales and is not significantly related to the Company's business, the Company seeks to omit the Proposal from its 2008 Proxy Materials in accordance with Rule 14a-8(i)(5).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

EXHIBIT A

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

December 12, 2007

Mr. James C. Snyder, Jr.,
Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Ms. Snyder:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 103 shares of The Home Depot, Inc. common stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2008 annual shareholders meeting.

Please contact me if you need any further information. If The Home Depot, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-284-7152 or via e-mail at StephanieD@peta.org.

Sincerely,

Stephanie Downs, Corporate Liaison
Corporate Affairs

Enclosures: 2008 Shareholder Resolution
Morgan Stanley letter

Shareholder Resolution Regarding the Sale of Glue Traps

RESOLVED that shareholders encourage Home Depot to end its sale of glue traps because they are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife as well.

Supporting Statement

Glue traps sold by Home Depot ensnare animals by trapping any who walk across them by using a strong adhesive material. Animals captured in these traps are physically glued to the base of the trap and essentially immobilized. Death usually occurs because of starvation or dehydration—but not before days of pain and suffering. Glue traps rip patches of skin and fur off the animals' bodies as they struggle to escape and, as noted by one New York City "pest" control manager, some trapped animals even chew off their own limbs in order to free themselves.

A regulatory impact statement released by the Australian government cited a study (State of Victoria, Department of Primary Industries, Draft Prevention of Cruelty-to-Animals (Prohibition of Glue Trapping) Regulations 2005 (2005).) that concluded that glue traps should be banned "because of the enormous distress that these traps cause, even if the trapped animals are found after just a few hours and then humanely dispatched."

Not only are glue traps cruel, they are also indiscriminate and catch nontarget animals. Birds, squirrels, kittens, and other small animals may be crippled or killed by traps placed in public areas and private residences.

The sale of glue traps—and the abusive method by which they kill—has been the subject of public debate and controversy in recent years. As a result, many prominent retailers—including Walgreens, CVS, Rite Aid, and Safeway—have banned the sale of these cruel traps. Home Depot should follow suit and be a corporate leader in ending the sale of this cruel and inhumane form of animal control.

We urge shareholders to encourage Home Depot to end its sale of these cruel devices by supporting this resolution, which is a matter of significant social and public policy.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

RECEIVED
2008 JAN -7 AM 9:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 3, 2008

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of The Home Depot, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 17, 2007 submitted to the SEC by The Home Depot, Inc. ("Home Depot" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(7), asserting that that the proposal relates to ordinary business operations. The Company also contends that the resolution is not significantly related to business matters as required by Rule 14a-8(i)(5).

The resolution at issue reads as follows:

> RESOLVED that shareholders encourage Home Depot to end its sale of glue traps because they are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife as well.

For the reasons that follow, PETA respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

The Proposal Is Not Excludable Under Rule 14a-8(i)(7) or (5):

Home Depot argues that the proposal involves the conduct of its "ordinary business operations" and seeks to "micro-manage" the Company. (No action letter p. 2.) The Company argues further that the sale of glue traps constitutes less than five percent of the company's assets. (No action letter, p. 3.)

PETA has five responses to Home Depot's arguments. First, the proposal does not seek to compel the Company to do anything. Rather, it is crafted so that "shareholders encourage" the Company to discontinue the sale of an

indisputably cruel and inhumane device. The emphasis here is on the words "shareholders encourage." Shareholders should be given an opportunity to vote on this resolution so that the Board can discover the level of support for it. The Staff positions cited in Home Depot's no action letter relate largely to proposals seeking to *require* the Board to halt the sale of tobacco products, not to *encourage* positive conduct.

Second, the proposal involves broad and significant social and public policy considerations. Many large chains have acquiesced to public pressure and ceased selling glue traps because they are so cruel to the target animals, not to mention that they are indiscriminate in choice of victims. It is universally recognized that these devices trap, immobilize and kill kittens, gerbils, hamsters, guinea pigs, and other small "non-target" companion animals. They also ensnare and kill non-target wildlife such as birds. No less than four nationwide chains, namely Walgreens, CVS, Rite Aid, and Safeway, have banned the sale of these appalling contraptions for precisely these reasons.

And third, the sale of glue traps supersedes the ordinary business rule because it implicates issues that are, and continue to be, the subject of public debate and controversy. As proof, the companies mentioned above would not have ceased selling glue traps were it not for the fact that they recognized their inherent cruelty and yielded to the public outcry to end such sales.

Further evidence that this issue is of significant public concern are the numerous news articles in major media publications about glue traps that regularly appear. Some examples include:

1. A January 10, 2006 *Chicago Tribune* article titled "Be Kind to your mice", which lists "the top five reasons to be humane to any mouse in your house." Number five states: "Glue is for crafts, not creatures. Gruesome glue traps cause animals to slowly starve or suffocate to death. Many mice become so desperate that they chew off their own limbs trying to free themselves."
2. A January 15, 2006 *Philadelphia Inquirer* article titled "Getting rid of rodents intruding in your home" stated: "But others consider [glue traps] barbaric because the trapped rodents struggle and die slowly. More and more people are using traps that capture mice alive, which is the method the Humane Society of the United States recommends."
3. A March 2, 2006 Associated Press Financial Wire article titled "Investors still seeks a better mousetrap" stated: "There is little agreement on the best way to kill a mouse. Some people recoil at the thought of snap traps, which often work like tiny guillotines. *Others are horrified by glue traps, which kill their prey slowly by starvation or suffocation.*" [Emphasis added]
4. A November 6, 2006 *Philadelphia Inquirer* article titled "House vs. mouse: The latest ideas in humanely showing our disease-ridden fall visitors the door" clearly noted that humane rodent control is a public issue: "Mice love us. We give them warmth. We give them food. We give them shelter. They have followed humans around the planet for so long that naturalists can't even agree on where they started. They can be found in every human settlement of any size and, in this country, in 21 million homes. *Now, people are starting to love them back. Sort of. We're trying to figure out how to get rid of them - even kill them - without hurting them.*" [Emphasis added]

Fourth, the Company's continued sale of these products, and the inherent risk to corporate image and the likelihood of reputation damage, involve shareholders' economic interests. The trend is that more and more large and small scale businesses are ending the sale of these products because they

are so cruel and inhumane. Home Depot's determination to sell these products, despite the trend to the contrary, highlights the Company's disregard for the significant animal welfare issues involved.

Lastly, the fact that Hone Depot alleges that the sale of glue traps accounts for less than five percent of the Company's assets, supports PETA's position but is irrelevant. When the social, economic and ethical issues are balanced against the revenues generated by this repugnant product, the former considerably outweigh the latter, thus highlighting the social and public policy implications. If, as Home Depot claims, this product accounts for minimal revenue, yet causes terrible pain and suffering to animals, is highly controversial, and carries with it the potential for reputational and image damage to the Company, then the exceptions to the five percent rule are more than satisfied.

Moreover, adoption of this resolution would not directly impact the Company (or have an effect on its sales), as the resolution simply seeks to have shareholders "encourage" the company to do something (rather than seeking to have the company *do* something).

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

Conclusion:

The Company's position that PETA's resolution is excludable under Rules 14a-8(i)(7) and (5) is insupportable. The proposal embraces a significant social and public policy issue, and does not involve micro-managing the Company. For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if it fails to include the Proposal in its 2008 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (202) 641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: Jonathan M. Gottsegen (via fax)

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

January 4, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of The People for the Ethical Treatment of Animals

Ladies and Gentlemen:

On December 17, 2007, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance (the "Staff") requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") (the "No-Action Request"). The People for the Ethical Treatment of Animals (the "Proponent") submitted the proposal (the "Proposal"). The Proposal requests that the Company end the sale of glue traps.

On January 3, 2008, the Proponent submitted a letter to the Staff (the "January 3 Letter"). In the January 3 Letter, the Proponent alleges that the Proposal involves broad and significant social and public policy considerations and is significantly related to business matters.

The purpose of this letter is to respond to the January 3 Letter. First, contrary to the Proponent's assertions in the January 3 Letter, the precatory nature of the Proposal does not render it immune from exclusion. On numerous prior occasions, the Staff has, as outlined in the No-Action Request, concurred that a precatory proposal could be excluded on the basis that it relates to ordinary business operations.

Second, the Proposal fails to transcend day-to-day business matters and does not involve broad and significant social and public policy considerations that would be appropriate for a shareholder vote. Rather, the Proposal relates to the Company's ordinary business operations as the Proposal seeks to prohibit the sale of a particular product in Company stores. The Staff has consistently held that proposals relating to the sale of a particular product or service, whether considered controversial or not, falls within the ambit of exclusion pursuant to Rule 14a-8(i)(7). See e.g., Marriott International, Inc. (Feb. 13, 2004).

Finally, the sale of glue traps does not raise the type of economic, social, environmental or other broadly sensitive issue of the type that the Staff has found to be "significantly related to the company's business" as a whole under Rule 14a-8(i)(5). Even where a proposal raises a policy issue, that issue must be more than ethically or socially significant in the abstract and must have a meaningful relationship to the business of the company to be considered significantly related to a company's business. The Company is the world's largest home improvement retailer and glue traps are among tens of thousands of products offered for sale. The sale of glue traps is incidental to and has a minimal impact on the Company's core home improvement business and is not significantly related to the Company's business as a whole. As such, as the sale of glue traps account for less than five percent of Company assets (as of the end of its most recent fiscal year) and for less than five percent of its net earnings and gross sales and is not otherwise significantly related to the Company's business, the Proposal is excludable under Rule 14a-8(i)(5).

In sum, the Company believes that it may omit the Proposal from the 2008 Proxy Materials under Rule 14a-8.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to the Proponent, in accordance with Rule 14a-8(j), informing the Proponent of the Company's response to the January 3 Letter.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 17, 2007

The proposal encourages Home Depot to end the sale of glue traps.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(7), as relating to Home Depot's ordinary business operations (i.e., the sale of a particular product). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Home Depot relies.

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END